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                                      PRESS RELEASE

Date:  August 13, 1999

Contact:  Peter E. Flynn
          Executive Vice President
          (612) 942-3887

FOR IMMEDIATE RELEASE
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                    ENSTAR INC. SIGNS DEFINITIVE MERGER AGREEMENT

MINNEAPOLIS, MN, August 13, 1999 - ENStar Inc. (NASDAQ: ENSR) announced today that it has signed an agreement to be acquired by ENStar Acquisition, Inc., a corporation formed by James Michael and Jeffrey Michael and certain related entities. As a result of the agreement, shareholders of ENStar other than the Michaels (including certain related entities and family members) will receive $12.50 in cash per share of ENStar common stock. James Michael is a member of the Board of Directors of the Company and Jeffrey Michael is the President and Chief Executive Officer of the Company and a member of the Board of Directors. The Michael family and its controlled entities own approximately 65% of the outstanding shares of ENStar.

The agreement was approved by a Special Committee of the Board of Directors and by the Board of Directors on August 13, 1999.

Closing of the transaction is expected in the fourth quarter of 1999, and is subject to ENStar shareholder approval by a majority of the non-Michael family shareholders, regulatory approval and customary closing conditions. Additionally, the agreement provides that the transaction may be terminated by the Special Committee if the dollar-weighted trading price of CorVel Corporation stock during the 15 trading days prior to shareholder approval exceeds $26.00, and by ENStar Acquisition, Inc. if that price is less than $20.00 during the same period.

ENStar is a holding company. Its principal operating companies include Americable, Inc. and Enstar Networking Corporation. Americable is a provider of networking and connectivity products, cable assemblies and custom OEM manufacturing solutions. Enstar Networking is a Network integrator providing services that build, maintain and secure network infrastructures. ENStar also owns 2,050,000 shares (25%) of the common stock of CorVel Corporation (NASDAQ:
CRVL). CorVel is an independent, nationwide provider of managed care services to employers and insurers.